Exhibit 99.1

FOR IMMEDIATE RELEASE

COMMUNICATIONS SYSTEMS, INC. REPORTS FOURTH QUARTER

POSITIVE OPERATING INCOME BEFORE RESTRUCTURING EXPENSE

Minnetonka, MN – March 6, 2019 – Communications Systems, Inc. (NASDAQ: JCS) (“CSI” or the “Company”), a global provider of enterprise network infrastructure, voice and data communication products and services for deployments and management of IT networks, today announced financial results for the fourth quarter (“Q4”) and full year ended December 31, 2018, including a discussion of results of operations by segment.

Fourth Quarter 2018 Summary

●	Q4 2018 consolidated sales were $18.7 million compared to $19.0 million in Q4 2017, with fourth quarter year-over-year sales declining in Suttle and Transition Networks segments and increasing in the JDL and Net2Edge segments.

●	Q4 2018 consolidated operating income before restructuring expense was $104,000,[1] while consolidated operating loss (after restructuring expense of $364,000) was $260,000. Q4 2017 consolidated operating loss before restructuring was $1.62 million while consolidated operating loss (after restructuring income of $41,000) was $1.58 million.

■	Transition Networks’ operating income was $1.0 million versus $0.7 million in Q4 2017.

■	Suttle’s operating loss was $1.4 million versus an operating loss of $1.1 million in Q4 2017.

■	JDL Technologies’ operating income was $0.6 million versus an operating loss of $0.5 million in Q4 2017.

■	Net2Edge’s operating loss was $0.6 million versus an operating loss of $0.7 million in Q4 2017.

●	Q4 2018 net loss was $0.7 million, or $(0.08) per diluted share, compared to a net loss of $1.7 million, or $(0.19) per diluted share, in Q4 2017.

Full Year 2018 Summary

●	Consolidated 2018 sales were $65.8 million compared to $82.3 million in 2017, with Net2Edge showing growth, while each of the Company’s other business units had sales declines.

●	The consolidated 2018 net loss was $6.8 million, or $(0.75) per diluted share, compared to a 2017 net loss of $11.8 million, or $(1.32) per diluted share. The improvement year-over-year included:

■	$471,000 favorable margin impact on lower sales due to mix in operating segments and supply chain operating efficiencies;

■	$1.2 million favorable SG&A expense variance, experienced across all segments; and

■	$1.9 million lower restructuring costs with 2018 at $364,000 related to the downsizing of Suttle’s U.S. operations compared to $2.3 million in 2017 related to closing Suttle’s Costa Rica facility.

●	Changes in operating income, used to measure business segment performance, are noted below and further explained in the segment overviews that follow.

■	Transition Networks’ operating income was $1.9 million, compared to 2017 operating income of $1.4 million;

■	JDL Technologies’ operating loss was $575,000 compared to a 2017 operating loss of $791,000 that included a $1.5 million goodwill impairment charge;

■	Suttle’s operating loss was $5.1 million, including restructuring costs of $364,000, compared to a 2017 operating loss of $9.8 million, including restructuring costs of $2.3 million; and

■	Net2Edge’s operating loss was $2.8 million compared to a 2017 $2.6 million operating loss.

●	Cash, cash equivalents, and investments totaled $11.1 million and working capital was $30.7 million as of December 31, 2018.

CSI’s Chief Executive Officer Roger H.D. Lacey commented, “Our 2018 results ended with a strong fourth quarter. Without restructuring charges, CSI achieved positive operating income for the quarter. During the fourth quarter our restructuring actions contributed to gaining better control of our operations, our core business in Transition Networks showed continued strength and JDL Technologies returned to profitability. Company sales again increased over the previous quarter and overall Company gross margins were at 37% due to a favorable mix of products and services.

“Transition Networks had its tenth consecutive quarter of profitability and its new product sales2 were $3.7 million for the quarter or 36% of total Transition Networks’ sales. While sales were down slightly in 2018, we are well positioned for sales growth of security, intelligent transportation and smart building POE applications. Federal projects were strong in 2018 fourth quarter and our continued focus on core supply chain processes resulted in 48% gross margins for the fourth quarter and 46% for the year. Net2Edge, the other leg of our electronics and software offering, had a 58% increase in sales for the year but product development costs remained high as new products moved from customer testing to customer orders and product shipment at the end of the fourth quarter. JDL Technologies responded quickly to its education customer’s funding approvals, resulting in a revenue rebound and positive operating income for the quarter.

Mr. Lacey concluded “We believe CSI remains a fundamentally strong company with a balance sheet that provides the resources for growth. Our strategic review process announced in May 2018 is nearing conclusion with portfolio decisions expected in the near future. We believe therefore that CSI is now solidly poised for recovery in 2019.”

1 Reconciliations of GAAP and non-GAAP financial measures, including operating income before restructuring charges, appears at the end of this release.

2 “New product revenue” represents sales from new products introduced within the last three years.

Q4 and 2018 Segment Financial Overview

Transition Networks

(in 000s)	Three Months Ended December 31		Twelve Months Ended December 31
	2018	2017	2018	2017
Sales	$ 10,252	$ 10,710	$ 36,470	$ 38,541
Gross profit	4,914	4,599	16,695	16,762
Operating income	1,049	709	1,883	1,391

Transition Networks’ Q4 2018 sales decreased 4% to $10.3 million from $10.7 million in Q4 2017 driven by lower international sales, partially offset by higher North American sales. Operating income increased quarter over quarter due to improved margins and lower selling costs.

Transition Networks’ total 2018 sales in North America decreased 1% or $202,000 compared to 2017 due to decreased activity with a major carrier customer, partially offset by strong demand in the federal government sector. International sales decreased $1,869,000, or 26%, due to weakness related to distribution management and some limited transfer of sales to Net2Edge, our UK business unit. Sales of media converters decreased 7% or $1,444,000 due to decreased activity at a major North America carrier customer while sales of Ethernet switches and adapters increased 11% or $995,000 due to strong activity in the federal government sector. All other product sales decreased 20%, or $1,622,000, due to slower spending from major carrier customers.

Gross margin remained flat at $16,695,000 in 2018 compared to $16,762,000 in 2017, but gross margin as a percentage of sales increased to 46% in 2018 from 43% in 2017 due to improved pricing from suppliers.

Selling, general and administrative expenses decreased 4% to $14,812,000, or 41% of sales, in 2018 from $15,371,000, or 40% of sales in 2017 due to a continued focus on expense management. Operating income was $1,883,000 in 2018 compared to operating income of $1,391,000 in 2017.

Mr. Lacey noted, “2018 was the third consecutive profitable year for Transition Networks and it quite quickly resolved the supply chain problems it experienced in 2017. Going into 2019, we are positioning Transition Networks and Net2Edge as a full feature electronics and software operating unit for enterprise networking and communications markets. Further, international operations of these two businesses have been consolidated. This is expected to allow improved distribution of our new product offerings.”

Suttle

(in 000s)	Three Months Ended December 31		Twelve Months Ended December 31
	2018	2017	2018	2017
Sales	$5,555	$ 7,496	$ 23,410	$ 32,384
Gross profit	935	979	3,685	1,420
Operating (loss)	(1,359)	(1,105)	(5,072)	(9,765)

Suttle’s Q4 2018 sales decreased 26% to $5.6 million from $7.5 million in Q4 2017, primarily due to lower sales to the major telecommunications customers, partially offset by favorable impact of pricing changes and higher international sales. Sales to the major communication service providers declined 29% to $4.7 million in Q4 2018 from $6.6 million in Q4 2017. The Q4 2018 operating loss of $1.4 million included $364,000 of restructuring costs.

Suttle’s total 2018 sales to the major communication service providers decreased 33% to $19,370,000 compared to $29,071,000 in 2017 due to decreased demand for legacy products during the switch to fiber-based network architectures. Sales to these customers accounted for 83% of Suttle’s sales in 2018 and 90% in 2017. Sales to distributors decreased 18% due to decreased demand from service providers that are being serviced by the channel, and accounted for 9% of sales in 2018 compared to 8% in 2017. International sales accounted for 8% of Suttle’s 2018 sales and increased 157% compared to 2017 due to the execution of key projects by major service providers in Central America.

Sales of structured cabling and connectivity system products decreased 27% primarily due to the changing product mix and the shift in purchasing decisions from Tier 1 telecommunications suppliers to installers. Sales of DSL and other products decreased 32% due to major technology changes implemented by service providers reflected by a switch to fiber-based network architectures.

Suttle’s gross margin increased 160% to $3,685,000 in 2018 compared to $1,420,000 in 2017. Gross margin as a percentage of sales increased to 16% in 2018 as compared to 4% in 2017 primarily due to large adjustments in the prior year, including a $417,000 write off of prepaid royalties under a product development agreement and increases to the inventory reserves, driven by Suttle’s decision to discontinue certain legacy products. The margin impact of excess and obsolete inventory adjustments was $1,100,000 in 2018 (5% of sales) compared to $4,214,000 (13% of sales) in 2017.

Selling, general and administrative expenses decreased $507,000, or 6%, to $8,393,000, or 36% of sales, in 2018 compared to $8,900,000 in 2017, or 27% of sales, due to lower research and development expenditures and ongoing expense control measures. Suttle incurred $244,000 and $528,000 in research and development expenses in 2018 and 2017, respectively. Suttle incurred $364,000 in restructuring expense related to organizational changes in 2018 as compared to $2,285,000 in 2017 related to the planned closure of its Costa Rica facility.

Suttle had an operating loss of $5,072,000 in 2018 compared to an operating loss of $9,765,000 in 2017.

JDL Technologies

(in 000s)	Three Months Ended December 31		Twelve Months Ended December 31
	2018	2017	2018	2017
Sales	$ 2,653	$ 707	$ 5,134	$ 11,210
Gross profit	1,103	(32)	1,304	2,773
Operating income (loss)	634	(529)	(575)	(791)

JDL Technologies’ Q4 2018 sales increased 275% to $2.7 million from $0.7 million in Q4 2017, due to the timing of projects in the educational sector as the funding approval issues were resolved during Q3 2018. JDL realized operating income of $634,000 in the 2018 fourth quarter compared to an operating loss of $529,000 in the 2017 fourth quarter, due to the impact of higher education sector sales and lower SG&A expense.

JDL Technologies’ total 2018 revenues from the education sector decreased $5,509,000 or 68% due to a decrease in the number of network related projects completed during the year and a delay in the approval of the federal funding for the 2017-2018 funding cycle, which was ultimately resolved by fourth quarter of 2018. Federal and local funding for public school district investments in IT infrastructure and services varies substantially from year to year, and JDL Technologies expects to continue to experience notable swings in future quarterly and annual revenues as a result.

Revenue from JDL Technologies’ sales to small and medium-sized commercial businesses, which are primarily healthcare and commercial clients, decreased by 19% or $567,000 due to the expiration of two large customer contracts late in 2017.

JDL gross margin decreased 53% to $1,304,000 in 2018 compared to $2,773,000 in 2017. Gross margin as a percentage of sales remained flat at 25% in 2018 and 2017.

Selling, general and administrative expenses decreased 11% in 2018 to $1,879,000, or 37% of sales, compared to $2,101,000 in 2017, or 19% of sales due to cost saving measures implemented over the past year. JDL reported an operating loss of $575,000 in 2018 compared to an operating loss of $791,000 in 2017, which included a $1,463,000 goodwill impairment loss recognized in the second quarter of 2017.

Mr. Lacey commented, “While we expected a JDL Technologies revenue decline in 2018 due to timing of projects in our education customer’s five-year cycle of installation and upgrade contract, the funding approval delays earlier in the year were not anticipated. With approvals received at the end of Q3, our Q4 performance therefore was expected. Our health care and financial managed services opportunities saw some improvements as well with focus on equipment sales and aligning the cost structure. JDL Technologies continues to aggressively leverage opportunities to provide managed services, cloud migration and virtualization services, HIPAA-compliant technology services, and other network and infrastructure services to the commercial and healthcare markets. This strategic, multiyear plan to reduce the impact of volatile government funding is beginning to produce results.”

Net2Edge

(in 000s)	Three Months Ended December 31		Twelve Months Ended December 31
	2018	2017	2018	2017
Sales	$ 449	$ 360	$ 1,700	$ 1,079
Gross profit	162	223	485	681
Operating (loss)	(584)	(660)	(2,794)	(2,600)

Net2Edge’s sales increased 58% to $1,700,000 in 2018 compared to $1,079,000 in 2017 due to revenue from new higher-featured Net2Edge products sold to established CSI accounts. Gross margin decreased 29% to $485,000 in 2018 compared to $681,000 in 2017. Gross margin as a percentage of sales decreased to 29% in 2018 from 63% in 2017 due to product mix and additional costs incurred to expedite product shipments. Selling, general and administrative expenses increased 5% to $3,279,000 in 2018 compared to $3,127,000 in 2017 due to increased spending on engineering and research and development on new products. Net2Edge reported an operating loss of $2,794,000 in 2018 compared to a loss of $2,600,000 in 2017, which included a $154,000 impairment loss related to intangible assets during the second quarter of 2017. Mr. Lacey commented that “Gaining telco product approvals had been much longer than expected due to some extensive field trials required; however, these are now nearing completion or are complete in some cases and this is leading to a strong growth outlook for 2019.”

Financial Condition

CSI’s balance sheet at December 31, 2018 included cash, cash equivalents, and investments of $11.1 million, working capital of $30.7 million, and stockholders’ equity of $41.7 million.

Form 10-K

For further information, please see the Company’s Form 10-K, which will be filed on or about March 8, 2019.

About Communications Systems

Communications Systems, Inc. provides connectivity infrastructure and services for global deployments of broadband networks. Focusing on innovative, cost-effective solutions, CSI provides customers the ability to deliver, manage, and optimize their broadband network services and architecture. From the integration of fiber optics in any application and environment to efficient home voice and data deployments to optimization of data and application access, CSI provides tools for maximum utilization of the network from the edge to the user. With partners and customers in over 50 countries, CSI has built a reputation as a reliable global innovator focusing on quality and customer service.

Forward-Looking Statements

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding future financial performance, future growth and future acquisitions. These statements are based on Communications Systems’ current expectations or beliefs and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements here due to changes in economic, business, competitive or regulatory factors, and other risks and uncertainties affecting the operation of Communications Systems’ business. These risks, uncertainties and contingencies are presented in the Company’s Annual Report on Form 10-K and, from time to time, in the Company’s other filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. Further, investors should keep in mind that the Company’s financial results in any particular period may not be indicative of future results. Communications Systems is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise.

Contacts:

Communications Systems, Inc.

Mark D. Fandrich

Chief Financial Officer

952-582-6416

mark.fandrich@commsysinc.com

Roger H. D. Lacey

Chief Executive Officer

952-996-1674

CSI CONSOLIDATED SUMMARY OF EARNINGS
Selected Income Statement Data
	Unaudited
	Three Months Ended		Twelve Months Ended
	Dec. 31, 2018	Dec. 31, 2017	Dec. 31, 2018	Dec. 31, 2017
Sales	$18,659,109	$19,041,638	$65,762,946	$82,322,618
Gross profit	6,902,971	5,556,627	21,307,249	20,836,239
Operating loss	(259,920)	(1,584,566)	(6,558,118)	(11,764,829)
Loss before income taxes	(334,290)	(1,664,897)	(6,386,468)	(11,860,135)
Income tax expense (benefit)	411,359	32,511	405,267	(34,503)
Net loss	$(745,649)	$(1,697,408)	$(6,791,735)	$(11,825,632)

Basic net loss per share	$(0.08)	$(0.19)	$(0.75)	$(1.32)
Diluted net loss per share	$(0.08)	$(0.19)	$(0.75)	$(1.32)
Cash dividends per share	$0.02	$0.04	$0.14	$0.16

Average basic shares outstanding	9,153,785	8,971,579	9,108,777	8,942,523
Average dilutive shares outstanding	9,153,785	8,971,579	9,108,777	8,942,523

Selected Balance Sheet Data
	Unaudited
	Dec. 31, 2018	Dec. 31, 2017
Total assets	$53,321,164	$58,146,261
Cash, cash equivalents & investments	11,056,426	17,994,407
Working capital	30,695,322	36,506,028
Property, plant and equipment, net	10,962,239	12,624,730
Long-term liabilities	28,267	15,144
Stockholders’ equity	41,653,127	49,170,727

Non-GAAP Financial Measures

Reconciliation of Operating Income (Loss) to Operating Income (Loss) before Restructuring Expense

	Three Months Ended December 31		Twelve Months Ended December 31
	2018	2017	2018	2017
Sales	$18,659,109	$19,041,638	$65,762,946	$82,322,618
Gross profit	6,902,971	5,556,627	21,307,249	20,836,239
Operating loss	(259,920)	(1,584,566)	(6,558,118)	(11,764,829)
Restructuring expense(1)	363,676	(41,320)	363,676	2,284,541
Operating income (loss) before restructuring	103,756	(1,625,886)	(6,194,442)	(9,480,288)

1 Restructuring, separation and transition expenses are not directly related to the ongoing operations.